SVB Securities LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

February 24, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Shiffman

Re:	Valuence Merger Corp. I
Registration Statement on Form S-1
January 19, 2022
Amendment No. 1 to Registration Statement on Form S-1
Filed February 18, 2022 Amendment No. 2 to Registration Statement on Form S-1 Filed February 22, 2022
File No. 333-262246

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 23, 2022, in which we, the representative of the several underwriters (the “Representative”), joined in the request of Valuence Merger Corp. I (the “Company”) to accelerate the effective date of the above-referenced registration statement for February 24, 2022, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representative, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

Acting severally on behalf of themselves and the several underwriters

SVB SECURITIES LLC

By:	/s/ Roger Salazar, Jr.
Name:	Roger Salazar, Jr.
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]